BLACK MOUNTAIN MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5
Tel: (416) 361-0737
Fax: (416) 361-0923

March 5, 2002



02015872

02 MAR 14 AM 8:52

Office of International
Corporate Finance
Securities & Exchange Commission
450 - Fifth Street, N.W.,
Room 3094 (3-6)
Washington, D.C.,
U.S.A. 20549

SUPPL

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders - Exemption No. 82-2218

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to calling an Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

BLACK MOUNTAIN MINERALS INC.

Per: J. Allan Ringler

JAR/cd

Encl.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

dw 3/14



CDS INC. **Notice of Record & Meeting Dates** New [XX] Change [ ]

Issuer Name (maximum 30 characters)

English: BLACK MOUNTAIN MINERALS INC.

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5	Telephone: 416-361-0737
	Contact Name: J. Allan Ringler
Transfer Agent — FINS: T874 — Name Equity Transfer Services In.	Telephone: 416-361-0470
Address: 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3	Contact Name: Lori Winchester

Proxy Type	Meeting Type	Material Distribution Type		yyyy	mm	dd
[X] Management	[X] Annual [X] Special	[ ] Form C holders only	Record Date	2002	04	17
[ ] Dissenting	[ ] General [ ] Extraordinary	[X] All holders	Meeting Date	2002	05	22
			Material Mail Date	2002	04	19

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 892971631RT

CDS INC.'s QST Registration Number: 1018767224

[1] # of publications at $91.50 per publication	$ 91.50
Plus 7% GST	$ 6.41
or 15% HST (*Nfld, NS, NB residents only*)	$
Subtotal	$ 97.91
Plus 7.5% QST (*Quebec residents only*)	$
Total payment enclosed	$ 97.91

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
091921-10-6	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

J. Allan Ringler	[signature]	Mar. 5-2002
Title	Signature	Date

DOC166 (11/2001) front